Stratus Technologies Bermuda Holdings Ltd.
Cumberland House, 9th Floor
One Victoria Street, Hamilton HM 11, Bermuda
(441) 295-4630
March 9, 2011
VIA EDGAR TRANSMISSION
Division of Corporation
Finance United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mark P. Shuman
          Matthew Crispino
Re: Stratus Technologies Bermuda Holdings Ltd. and Co-Registrants
       Registration Statement on Form F-4 (File No. 333-171863)
Dear Messrs. Shuman and Crispino:
     This letter is sent on behalf of Stratus Technologies Bermuda Holdings Ltd. (the “Company”), Stratus Technologies Bermuda Ltd. (the “Bermuda Issuer”), Stratus Technologies, Inc. (the “U.S. Issuer” and, together with the Bermuda Issuer, the “Issuers”) and the subsidiary guarantors (together with the Company and the Issuers, the “Registrants”), in connection with the above referenced Registration Statement on Form F-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Issuers’ proposed offer to exchange (the “Exchange Offer”) 215,000 of their outstanding units (the “Outstanding Units”), each consisting of $480 principal amount of the outstanding 12% Senior Secured Notes due 2015 of the Bermuda Issuer and $520 principal amount of the outstanding 12% Senior Secured Notes due 2015 of the U.S. Issuer for a like amount of registered units (“New Units”), each consisting of $480 principal amount of registered 12% Senior Secured Notes due 2015 of the Bermuda Issuer and $520 principal amount of registered 12% Senior Secured Notes due 2015 of the U.S. Issuer.
     The Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Registrants have not entered into any arrangement or understanding with any person to distribute the New Units to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the New Units in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Units to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the New Units to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.
     The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.
     The Registrants will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Units for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with any Registrant or any of their affiliates to distribute the New Units.
     The Registrants will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Units acquired for its own account as a result of market-making activities or other trading activities and who receives New Units in exchange for those Outstanding Units in the Exchange Offer may be a statutory underwriter and must therefore deliver a prospectus which meets the requirements of the Securities Act, in connection with the resale of those New Units.
     The Registrants will include in the letter of transmittal or similar documentation to be executed by a person participating in the Exchange Offer the following representations by the person who submits the letter of transmittal or similar document:
(i)	If the Exchange Offer participant is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in a distribution of the New Units; and
(ii)	If the Exchange Offer participant is a broker-dealer holding Outstanding Units acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of those New Units received in respect of the Outstanding Units pursuant to the Exchange Offer. Such acknowledgement may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     Please do not hesitate to contact Glenn R. Pollner (212-351-2333) of Gibson, Dunn & Crutcher LLP with any questions or comments concerning this letter.
[Signature page follows]

Kind Regards,
/s/ Ernest Morrison
Ernest Morrison, as
Attorney-in-Fact for
David C. Laurello, President
cc: Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

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